EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

	Year Ended September 30,
	2004	2003

Net income	$250,430	$67,199
Weighted average number of shares outstanding	5,247,107	5,247,107

Net income per common shares	$0.05	$0.01